Exhibit (a)(5)(D)
8235 Forsyth Boulevard
St. Louis, MO 63105
www.dkhealthcare.com
FOR IMMEDIATE RELEASE
Investors and Financial Media Contact:
Thomas S. Hilton
Chief Financial Officer
D&K Healthcare Resources, Inc.
(314) 727-3485
McKesson Corporation Commences Tender Offer for
D&K Healthcare Resources, Inc. at $14.50 Per Share
      ST. LOUIS — July 22, 2005 — McKesson Corporation (NYSE: MCK), a leading pharmaceutical distributor and healthcare services company, announced today that Spirit Acquisition Corporation, its wholly-owned subsidiary, has commenced a cash tender offer for all of the outstanding shares of D&K Healthcare Resources, Inc. (NASDAQ: DKHR) for $14.50 net per share.
      McKesson and D&K announced on July 11 that the two companies had signed a definitive agreement for McKesson to acquire D&K in an all cash tender offer. D&K is a leading distributor to independent and regional pharmacies, primarily in the Midwest, Upper Midwest and the South. The company, known for its strong customer relationships and personal, hands-on service, had sales of $2.5 billion in their FY2004.
      The Board of Directors of D&K, by unanimous vote of all directors with one director, who is an officer of D&K’s financial advisor, abstaining, approved the acquisition and recommends that D&K’s stockholders tender their D&K shares in the offer.
      Following completion of the tender offer, McKesson intends to merge Spirit with and into D&K to acquire all D&K shares not tendered in the offer. Any remaining D&K stockholders will receive the same cash price paid in the tender offer.
      The tender offer is subject to regulatory approvals and certain closing conditions, including the tender of a majority of shares of capital stock of D&K on an as-if-converted basis and expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.
      Unless the offer is extended, the offer and withdrawal rights will expire at midnight New York time on August 18, 2005. Questions and requests for assistance may be directed to the Information Agent for the offer, Georgeson Shareholder at (212) 440-9800 (collect) or (866) 391-6922 (toll free).
About D&K
      D&K Healthcare Resources, Inc. (NASDAQ:DKHR) is a full-service wholesale distributor of branded and generic pharmaceuticals and over-the-counter health and beauty aid products. Headquartered in St. Louis, Missouri, D&K primarily serves independent and regional pharmacies in the Midwest, Upper Midwest and the South from seven distribution centers. D&K also offers a number of proprietary information systems, as well as marketing and business management solutions. More information can be found at www.dkhealthcare.com.

McKesson Corporation Commences Tender Offer for

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About McKesson
      McKesson Corporation (NYSE:MCK), currently ranked 15 on the Fortune 500, is a healthcare services and information technology company dedicated to helping its customers deliver high-quality healthcare by reducing costs, streamlining processes and improving the quality and safety of patient care. Over the course of its 172-year history, McKesson has grown by providing pharmaceutical and medical-surgical supply management across the spectrum of care; healthcare information technology for hospitals, physicians, homecare and payors; hospital and retail pharmacy automation; and services for manufacturers and payors designed to improve outcomes for patients. For more information, visit us at www.mckesson.com.
Forward-looking Statements
      This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are inherently subject to risks and uncertainties. The company’s actual results could differ materially from those currently anticipated due to a number of factors, including without limitation, the competitive nature of the wholesale pharmaceutical distribution industry with many competitors having substantially greater resources than D&K Healthcare, the company’s ability to maintain or improve its operating margins with the industry’s competitive pricing pressures, the company’s customers and suppliers generally having the right to terminate or reduce their purchases or shipments on relatively short notice, the ability to maintain prime vendor status with cooperative buying groups, the availability of investment purchasing opportunities, the company’s ability to complete and integrate acquisitions successfully, the changing business and regulatory environment of the healthcare industry in which the company operates, including manufacturers’ pricing or distribution policies or practices, changes in private and governmental reimbursement or in the delivery systems for healthcare products, changes in interest rates, and other factors set forth in reports and other documents filed by D&K Healthcare with the Securities and Exchange Commission from time to time. The reader should not place undue reliance on forward-looking statements, which speak only as of the date they are made. D&K Healthcare undertakes no obligation to publicly update or revise any forward-looking statements.
Additional Information
      This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of any class of stock of D&K Healthcare Resources, Inc. On July 22, 2005, McKesson Corporation and its acquisition subsidiary, Spirit Acquisition Corporation, commenced a tender offer for all of the outstanding shares of common stock of D&K at $14.50 per share. This tender offer is scheduled to expire at midnight New York time on August 18, 2005, unless it is extended as provided in the related offer to purchase. McKesson and Spirit Acquisition will file with the U.S. Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Shareholders should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits because they contain important information. By the close of the business day on Friday, July 22, 2005, shareholders can obtain these documents free of charge from the Commission’s website at www.sec.gov or from McKesson’s website at www.mckesson.com.